# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Crane Harbor Acquisition Corp. II, CIK 0002081358
CUSIP: G25014104
Title of class of securities: Class A common stock
Address of issuer's principal executive offices: 1845 Walnut Street, Suite 1111, Philadelphia, Pennsylvania (PA), 19103
Date of event which requires filing of this statement: 01/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001905106

## Reporting persons
- Meteora Capital, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,857,810; sole dispositive power 0; shared dispositive power 2,857,810; aggregate amount beneficially owned 2,857,810 (8.07% of the class)

## Item 1. Issuer
Name of issuer: Crane Harbor Acquisition Corp. II
Address of issuer's principal executive offices: 1845 Walnut Street, Suite 1111, Philadelphia, PA 19103

## Item 2. Person Filing
Name of person filing:
(i) Meteora Capital, LLC, a Delaware limited liability company ("Meteora Capital") with respect to the Common Stock (as defined in Item 2(d)) held by certain funds and managed accounts to which Meteora Capital serves as investment manager (collectively, the "Meteora Funds"); and

(ii) Vik Mittal, who serves as the Managing Member of Meteora Capital, with respect to the Common Stock held by the Meteora Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.
Address of principal business office or, if none, residence:
The address of the principal business office for each of the Reporting Persons is:

1200 N Federal Hwy, #200, Boca Raton FL 33432
Citizenship: Meteora Capital is a Delaware limited liability company. Vik Mittal is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 2857810
Percent of class: 8.07
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2857810
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 2857810

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Meteora Capital, LLC: Vik Mittal, Mr (02/06/2026)